Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

July 29, 2015

154718.010200

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Aqua Metals, Inc. Amendment No. 4 to Registration Statement on Form S-1

SEC File No. 333-204826

Dear Mr. Ingram:

On behalf of our client, Aqua Metals, Inc., a Delaware corporation (the “Company”), we are submitting this letter concurrently with the Company’s filing of an Amendment No. 4 (“Amendment”) to the above-referenced Registration Statement on Form S-1 (“Registration Statement”).

The Amendment is being filed for purposes of registering a ten percent (10%) increase in the shares of common stock to be offered by the Company, prior to any exercise of the underwriters’ overallotment option. In addition, the Amendment reflects a decrease in the underwriters’ discount from 8% to 7.65%. There have been no substantive changes made to the disclosure in the prospectus made part of the Amendment other than to give effect to the two aforementioned matters.

The Company has been advised by the underwriters’ representative that the underwriters intend to circulate an electronic copy of the prospectus made part of the Amendment to all parties expected to participate in the offering.

Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours, /s/ Daniel K. Donahue Daniel K. Donahue

cc:	Aqua Metals, Inc.
Golenbock Eiseman Assor Bell & Peskoe LLP
Armanino LLP

Greenberg Traurig, LLP • Attorneys at Law • WW.GTLAW.COM
3161 Michelson Drive, Suite 1000 • Irvine, California 92612 • Tel 949.732.6500 • Fax 949.732.6501

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